FORM 18-K/A
For Foreign Governments and Political Subdivisions Thereof

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 to
ANNUAL REPORT
of
PROVINCE OF NEW BRUNSWICK
CANADA
(Name of Registrant)

Date of end of last fiscal year to which this report relates: March 31, 2017

SECURITIES REGISTERED *
(As of close of fiscal year)

Title of issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

PHYLLIS YAFFE
Canadian Consulate General
466 Lexington Avenue 20th floor
New York, NY 10017

Copies to:

DEANNA L. KIRKPATRICK Davis Polk 450 Lexington Avenue New York, NY 10017	LEONARD LEE-WHITE Assistant Deputy Minister Treasury Division, Finance Province of New Brunswick P.O. Box 6000 Fredericton, NB Canada E3B5H1

* The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF NEW BRUNSWICK

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended March 31, 2017 (the “Annual Report”) as follows:

The following additional exhibits are added to the Annual Report:

Exhibit 99.9
2018-2019 Second Quarter Report

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to its Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Fredericton, New Brunswick, Canada on the 20th day of September 2017.

PROVINCE OF NEW BRUNSWICK

By: /s/ Leonard Lee-White
Name: Leonard Lee-White
Title: Assistant Deputy Minister

EXHIBIT INDEX

Exhibit 99.5	Excerpt from the Province of New Brunswick “2017-2018 Budget” as presented to the Legislative Assembly

Exhibit 99.9	2018-2019 Second Quarter Report

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